September 7, 2022

VIA EDGAR Submission

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:    James Giugliano

Re:
Express, Inc.
Form 10-K for the Fiscal Year Ended January 29, 2022
Filed March 24, 2022
Form 10-Q for the Quarterly Period Ended April 30, 2022
Filed June 8, 2022
File No. 001-34742

Dear Mr. Giugliano:

On behalf of Express, Inc. (the “Company”), please find below the Company's response to the letter, dated August 24, 2022, from the Staff of the Securities and Exchange Commission (the “Staff”), regarding the Company's Annual Report on Form 10-K for the year ended January 29, 2022 (the “Form 10-K”) and Quarterly Report on Form 10-Q for the quarterly period ended April 30, 2022 (the “Form 10-Q”). The Company's response below corresponds to the caption and number of the Staff's comments (which are reproduced below in italics). Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Form 10-K.

Form 10-K for the Fiscal Year Ended January 29, 2022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Operating Income/(Loss), Net Loss, Diluted Earnings Per Share and EBITDA, page 36

1. Your adjustments for tax valuation allowances in your reconciliations of adjusted net loss and adjusted diluted EPS appear to result in individually tailored recognition methods. Please revise your presentation to omit these adjustments or tell us why you believe they are appropriate. Refer to Question 100.04 of the Staff's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

The Company respectfully acknowledges the Staff’s comment and in future filings will not include changes in its valuation allowance as a non-GAAP adjustment to tax expense used in calculating adjusted net income/(loss) and adjusted diluted EPS.

As background, the following is the Company’s rationale for previously presenting adjusted net income/(loss) and adjusted diluted EPS after adjusting for the establishment of (and subsequent changes to) our valuation allowance booked against deferred tax assets. We believe adjusted net income/(loss) provides useful information to investors in comparing our core operating performance over multiple periods. As the tax valuation allowance is a non-cash adjustment that primarily reflects our expectation
P.O. BOX 181000, COLUMBUS, OHIO 43218 EXPRESS.COM

of, and assumptions as to, future operating results and applicable tax laws, rather than our current period performance, and is not used by management to assess the core profitability of our business, we adjusted for changes in the valuation allowance booked against deferred tax assets to help clarify our current period performance.

Form 10-Q for the Quarterly Period Ended April 30, 2022
Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

2. We note your disclosure on page 29 that ongoing supply chain challenges have impacted your gross profit. In future filings, please discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted.

The Company respectfully acknowledges the Staff’s comment and will include appropriate disclosure in future filings.

3. We note your disclosure on page 30 that general inflationary pressures contributed to increased selling, general and administrative expenses. In future filings, please expand to identify the principal factors contributing to the inflationary pressures you experienced. and clarify the resulting impact. In addition, please update your disclosure to identify actions planned or taken, if any, to mitigate inflationary pressures.

The Company respectfully acknowledges the Staff’s comment and will include appropriate disclosure in future filings.

Please do not hesitate to call me at (614) 474-4108 with any questions or further comments you may have regarding these filings or if you wish to discuss the above responses.

Very truly yours,

/s/ Jason Judd
Jason Judd
Senior Vice President, Chief Financial Officer and Treasurer

P.O. BOX 181000, COLUMBUS, OHIO 43218 EXPRESS.COM